Exhibit 99.1

Sunlands Technology Group Announces Unaudited

First Quarter 2026 Financial Results

BEIJING, May 26, 2026 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial and Operational Snapshots

•	Net revenues were RMB440.7 million (US$63.9 million), compared to RMB487.6 million in the first quarter of 2025.

•	Gross billings (non-GAAP) were RMB304.8 million (US$44.2 million), compared to RMB412.3 million in the first quarter of 2025.

•	Gross profit was RMB381.1 million (US$55.3 million), compared to RMB415.3 million in the first quarter of 2025.

•	Net income was RMB76.8 million (US$11.1 million), compared to RMB75.2 million in the first quarter of 2025.

•	Net income margin[1] was 17.4%, compared to 15.4% in the first quarter of 2025.

•	New student enrollments[2] were 102,127, compared to 169,083 in the first quarter of 2025.

•	As of March 31, 2026, the Company’s deferred revenue balance was RMB500.5 million (US$72.6 million), compared to RMB585.3 million as of December 31, 2025.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

“We opened 2026 with net revenues of RMB440.7 million and net income of RMB76.8 million, our 20th consecutive profitable quarter. Net income margin remained stable at 17.4%, and selling expenses declined 19.5% — the largest single-quarter reduction we have recorded in recent years.

These results reflect choices we have been making consistently: raising the bar on learner quality, letting AI compound across the acquisition and delivery workflow, and improving retention in our senior-learning business. The operating platform we have built positions us well for when market conditions turn more supportive. We are building with that horizon in mind.”said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

Mr. Hangyu Li, Finance Director of Sunlands, commented, “The first quarter continued the profitability trajectory we have been building toward, driven by deliberate choices made over several years rather than short-term tactical adjustments. Net income reached RMB76.8 million, while net income margin expanded to 17.4%. A key operational driver of this bottom-line resilience was our disciplined cost management, highlighted by a 19.5% year-over-year decline in selling expenses, the largest single-quarter reduction we have recorded in recent years.

Our balance sheet remains in a stable position, which gives us flexibility in how we operate. We concluded the quarter with RMB545.7 million of cash and cash equivalents, alongside RMB236.0 million of short-term investments. This liquidity buffer gives us the flexibility to invest in technology and new business directions without being constrained by near-term financial pressure. Looking ahead, we continue to execute our operational plan with financial discipline, while actively monitoring the market environment to adjust our business activities as needed.”

Financial Results for the First Quarter of 2026

Net Revenues

In the first quarter of 2026, net revenues decreased by 9.6% to RMB440.7 million (US$63.9 million) from RMB487.6 million in the first quarter of 2025. The decrease was primarily driven by the year-over-year decline in gross billings.

Cost of Revenues

Cost of revenues decreased by 17.7% to RMB59.5 million (US$8.6 million) in the first quarter of 2026 from RMB72.3 million in the first quarter of 2025. The decrease was mainly due to declined cost of revenues from sales of goods such as learning materials and books and service fees paid to educational institutions.

Gross Profit

Gross profit decreased by 8.2% to RMB381.1 million (US$55.3 million) in the first quarter of 2026 from RMB415.3 million in the first quarter of 2025.

Operating Expenses

In the first quarter of 2026, operating expenses were RMB284.3 million (US$41.2 million), representing a 16.7% decrease from RMB341.1 million in the first quarter of 2025.

Sales and marketing expenses decreased by 19.5% to RMB241.9 million (US$35.1 million) in the first quarter of 2026 from RMB300.4 million in the first quarter of 2025. The decrease was mainly due to the decrease of compensation for sales personnel and the spending on branding and marketing activities focused on interest courses offerings.

General and administrative expenses increased by 4.1% to RMB35.9 million (US$5.2 million) in the first quarter of 2026 from RMB34.5 million in the first quarter of 2025.

Product development expenses increased by 5.6% to RMB6.6 million (US$1.0 million) in the first quarter of 2026 from RMB6.2 million in the first quarter of 2025.

Net Income

Net income for the first quarter of 2026 was RMB76.8 million (US$11.1 million), as compared to RMB75.2 million in the first quarter of 2025.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB11.48 (US$1.66) in the first quarter of 2026, as compared to RMB11.12 in the first quarter of 2025.

Cash, Cash Equivalents and Short-term Investments

As of March 31, 2026, the Company had RMB547.2 million (US$79.3 million) of cash, cash equivalents and restricted cash and RMB236.0 million (US$34.2 million) of short-term investments, as compared to RMB576.8 million of cash, cash equivalents and restricted cash and RMB235.9 million of short-term investments as of December 31, 2025.

Deferred Revenue

As of March 31, 2026, the Company had a deferred revenue balance of RMB500.5 million (US$72.6 million), as compared to RMB585.3 million as of December 31, 2025.

Outlook

For the second quarter of 2026, Sunlands currently expects net revenues to be between RMB410 million to RMB430 million, which would represent a decrease of between 20.2% to 23.9% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8980 to US$1.00, the effective noon buying rate for March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2026, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 6:30 AM U.S. Eastern Time, (6:30 PM Beijing/Hong Kong time) on May 26, 2026, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI195d2f2c80dc47428cd4e4d9f1981291

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. Adjusted EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, income tax expenses and impairment loss on long-lived assets. We believe that gross billings, EBITDA and adjusted EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, adjusted EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings, EBITDA and adjusted EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	575,740	545,679	79,107
Restricted cash	1,023	1,485	215
Short-term investments	235,937	235,974	34,209
Prepaid expenses and other current assets	82,566	80,740	11,705
Deferred costs, current	22,125	17,504	2,538
Held for sale assets	-	127,912	18,543
Total current assets	917,391	1,009,294	146,317
Non-current assets
Property and equipment, net	662,178	533,050	77,276
Intangible assets, net	250	131	19
Right-of-use assets	99,111	96,007	13,918
Deferred costs, non-current	10,643	8,682	1,259
Long-term investments	318,791	319,169	46,270
Deferred tax assets	19,104	13,728	1,990
Other non-current assets	19,750	18,329	2,657
Total non-current assets	1,129,827	989,096	143,389
TOTAL ASSETS	2,047,218	1,998,390	289,706

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	366,011	340,081	49,300
Deferred revenue, current	384,334	321,044	46,542
Lease liabilities, current portion	9,104	9,166	1,329
Held for sale liabilities	-	4,477	649
Total current liabilities	759,449	674,768	97,820

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	200,960	179,504	26,023
Lease liabilities, non-current portion	129,564	121,838	17,663
Deferred tax liabilities	5,786	10,324	1,497
Other non-current liabilities	7,392	6,172	895
Total non-current liabilities	343,702	317,838	46,078
TOTAL LIABILITIES	1,103,151	992,606	143,898

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2025 and March 31, 2026, respectively; 2,538,047 and 2,538,047 shares
outstanding as of December 31, 2025 and March 31, 2026, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2025 and March 31, 2026, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2025 and March 31, 2026, respectively)	1	1	-
Treasury stock	-	-	-
Statutory reserves	22,440	22,440	3,253
Accumulated deficit	(1,486,011)	(1,409,164)	(204,286)
Additional paid-in capital	2,287,553	2,287,553	331,626
Accumulated other comprehensive income	121,570	106,440	15,431
Total Sunlands Technology Group shareholders’ equity	945,554	1,007,271	146,024
Non-controlling interest	(1,487)	(1,487)	(216)
TOTAL SHAREHOLDERS’ EQUITY	944,067	1,005,784	145,808
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,047,218	1,998,390	289,706

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
Net revenues	487,625	440,660	63,882
Cost of revenues	(72,336)	(59,539)	(8,631)
Gross profit	415,289	381,121	55,251

Operating expenses
Sales and marketing expenses	(300,444)	(241,860)	(35,062)
Product development expenses	(6,242)	(6,594)	(956)
General and administrative expenses	(34,459)	(35,869)	(5,200)
Total operating expenses	(341,145)	(284,323)	(41,218)
Income from operations	74,144	96,798	14,033
Interest income	5,407	5,220	757
Interest expense	(407)	-	-
Other income, net	6,617	4,641	673
Income before income tax expenses
and loss from equity method investments	85,761	106,659	15,463
Income tax expenses	(9,774)	(28,805)	(4,176)
Loss from equity method investments	(811)	(1,007)	(146)
Net income	75,176	76,847	11,141

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	75,176	76,847	11,141
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	11.12	11.48	1.66
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,759,187	6,696,498	6,696,498

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
Net income	75,176	76,847	11,141
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(3,596)	(9,156)	(1,327)
Unrealized loss on available-for-sale investments, net of tax effect of nil	(11,259)	(5,974)	(866)
Total comprehensive income	60,321	61,717	8,948
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	60,321	61,717	8,948

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2025	2026
	RMB	RMB
Net revenues	487,625	440,660
Less: other revenues	(58,920)	(60,529)
Add: tax and surcharges	22,290	16,223
Add: ending deferred revenue	891,617	500,548
Add: ending refund liability	98,516	57,553
Less: beginning deferred revenue	(916,510)	(585,294)
Less: beginning refund liability	(112,342)	(64,393)
Gross billings (non-GAAP)	412,276	304,768

Net income	75,176	76,847
Add: income tax expenses	9,774	28,805
Add: depreciation and amortization	7,218	7,170
Add: interest expense	407	-
Less: interest income	(5,407)	(5,220)
EBITDA (non-GAAP)	87,168	107,602
Add: Impairment loss on long-lived assets	-	-
Adjusted EBITDA (non-GAAP)	87,168	107,602